David W. Bernstein +1 212 813 8808 DavidBernstein@goodwinlaw.com	Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

December 22, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Pamela A. Long

Re:	Lennar Corporation
Registration Statement on Form S-4
Filed November 22, 2017
File No. 333-221738

Dear Ms. Long:

This letter is being submitted on behalf of Lennar Corporation (the “Company”) to describe the changes to Registration Statement on Form S-4, File No. 333-221738 (the “Registration Statement”) made in Amendment No. 1 to the Registration Statement, and information or materials being provided, in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated December 19, 2017.

For your convenience, each of the Staff’s numbered comments has been set forth in italics, and the response to each comment appears immediately after the comment.

Registration Statement

Prospectus Cover Page / Letter to Stockholders

1.	Please disclose the trading symbol and share price of Lennar’s Class A and Class B common stock on NYSE as of the latest practicable date.

December 22, 2017

RESPONSE:

The New York Stock exchange ticker symbols for Lennar’s Class A and Class B common stock, and the recent (i.e, January 2, 2018) price of each of those classes of stock have been, or will be, inserted in the Letter to Stockholders.

2.	Please state the number of shares of Class A and Class B common stock Lennar is expected to issue in the Merger.

RESPONSE:

The numbers of shares of Class A and Class B common stock that Lennar is expected to issue in the Merger have been inserted in the Letter to Stockholders

Questions and Answers, page iv

What am I being asked to vote on and why is this approval necessary?

3.	Based on your disclosure in the last paragraph of this section, we understand that it is very likely that Lennar could complete the Merger without approval of the Lennar Authorized Share Proposal because MP CA Homes has ensured that cash election will be fully exercised by agreeing to receive cash for the number of shares by which CalAtlantic stockholders’ cash elections fall short of the maximum of $1,162,250,000 or 24,083,091 CalAtlantic shares. Please clarify, here and where similar disclosure exists, that Lennar will complete the merger even if approval of the Lennar Authorized Share Proposal is not obtained, provided that the increased shares are not necessary to issue all of the shares of Class A common stock that will be required. In this regard, we note your disclosure regarding this proposal as a condition to the merger on page 8 under “Conditions to Completion of the Merger.”

RESPONSE:

A statement has been added (on page vii of the Amendment) at the end of the answer to the question “What am I being asked to vote on and why is this approval necessary” which says that if Lennar will have enough authorized shares of Class A common stock to complete the merger even if the Lennar Authorized Share Proposal is not approved, Lennar will complete the Merger whether or not the Authorized Share Proposal is approved. A similar statement has been added to the description in the Summary of Conditions to Completion of the Merger (on page 8 of the Amendment).

December 22, 2017

Summary, page 1

4.	Please disclose here that following the consummation of the merger transaction, the shareholders of CalAtlantic are expected to hold approximately 26% of the total number of shares outstanding. In this regard, we note your disclosure under the Question and Answers section on page vi and your risk factor on page 29.

RESPONSE:

The requested disclosure has been added to the Summary on page 1 of the Amendment.

Voting Agreements, page 6

5.	In your disclosure in the third paragraph under this heading, please disclose the percentage of Class A common stock that is owned by Mr. Miller and the Miller entities, since a majority of the Class A common stock, voting as a separate class, as well as the Class A and Class B voting together, are required to approve the Lennar Authorized Share Proposal.

RESPONSE:

The fact that Stuart Miller will have voting power with regard only to 0.73% of the Class A common stock voting separately has been added to the section of the Summary subcaptioned “Voting Agreements” (on page 6 of the Amendment), in the section captioned “Lennar Special Meeting” and subcaptioned “Required Vote – The Lennar Merger Proposal” (on page 103 of the Amendment, and in the section captioned “Description of Lennar Common Stock, under the subcaption “Description of Common Stock – Voting Rights” (on page 111 of the Amendment).

Summary Unaudited Pro Forma Condensed Combined Financial Statements, page 18

6.	We note your disclosure that on a pro forma combined basis it is expected that there will be 325,482,000 shares outstanding as a result of the merger. Please tell us and expand your disclosures to highlight how that amount was determined. Please reconcile that amount to the 85,517,000 shares that will be issued for CalAtlantic shares as a result of the merger as disclosed in your note 6 to the Unaudited Pro Forma Condensed Combined Financial Statements for Lennar and CalAtlantic on page F-15.

December 22, 2017

RESPONSE:

The requested reconciliation is as follows:

Lennar Class A shares outstanding:	203,957,071
Lennar Class B shares outstanding:	31,303,195

Total Lennar shares outstanding:	235,260,266
Class B dividend to Lennar shareholders:	4,705,205
Shares to be issued for CalAtlantic shares:	85,516,878

Total pro-forma shares outstanding:	325,482,349

The shares to be issued for CalAtlantic shares includes shares that may have to be issued upon conversion of CalAtlantic convertible debt or upon exercise of outstanding options, restricted stock units and stock appreciation rights.

Background to the Merger, page 35

7.	Disclosure on pages 38 and 39 refers to a preliminary valuation analysis presented to the CalAtlantic board by J.P. Morgan. Please address whether you believe this analysis is a report, opinion or appraisal of J.P. Morgan materially relating to the transaction. If so, please provide the information required by Item 1015(b)(6) of Regulation M-A regarding the procedures followed, findings and other information communicated in that analysis, and any updates to it that J.P. Morgan presented to the board that are discussed in the proxy statement/prospectus.

RESPONSE:

The disclosures regarding the August 17, 2017, August 22, 2017, September 3, 2017 and October 25, 2017 CalAtlantic board of directors meetings reference J.P. Morgan providing the CalAtlantic board of directors with materials providing updates on the status of transaction discussions and preliminary financial analyses. Such preliminary financial analyses were based on preliminary information that was presented prior to the finalization of the terms of the transaction, was based on information that was superseded by subsequent information regarding the terms of the transaction, and was not presented in connection with the fairness opinion ultimately delivered by J.P. Morgan to the CalAtlantic board of directors at its meeting on October 29, 2017 in connection with the CalAtlantic board of directors’ approval of the Merger. This information was provided to the CalAtlantic board of directors to assist the board to formulate negotiating strategies and engage with representatives of Lennar. However, CalAtlantic does not believe that the August 17, 2017, August 22, 2017, September 3, 2017 and October 25, 2017 J.P. Morgan presentations constitute a “report, opinion or appraisal” that would require disclosure under Item 1015(b)(6) of Regulation M-A. The preliminary information contained in these materials was refined over time and superseded by subsequent information and by the analysis presented by J.P. Morgan to the CalAtlantic board of directors in connection with the fairness opinion that was delivered to the CalAtlantic board of directors at the October 29, 2017 meeting and subsequently confirmed in writing, which is summarized in detail under the subcaption “Opinion of CalAtlantic’s Financial Advisor.” CalAtlantic believes that the disclosures in the Registration Statement relating to J.P. Morgan’s fairness opinion provide stockholders with the material aspects of the CalAtlantic board of directors’ decision-making process, including J.P. Morgan’s financial analysis underlying its fairness opinion. Based on these considerations and long-standing practice for transactions that are not subject to Rule 13e-3 under the Securities Exchange Act of 1934, CalAtlantic respectfully submits that Form S-4 does not require further disclosure to meet the requirements of Item 4(b) of Form S-4, including Item 1015(b)(6) of Regulation M-A.

Expected Benefits of the Merger, page 48

8.	In the second bullet point, please quantify the accretion to earnings per share in 2018 and 2019 that the Lennar board anticipated as an expected benefit of the merger. Similarly, in the sixth bullet point, please quantify the cost savings in 2018 and in and after 2019 that the Lennar board considered.

RESPONSE:

The amounts of expected accretion to earnings in fiscal 2018 and fiscal 2019 and expected cost savings in each of those years that were presented to Lennar’s Board of Directors in connection with its approval of the Merger has been added to the disclosure under the caption “The Merger” and the subcaptions “Lennar Board Recommendation and its Reasons for Approving the Merger – Expected Benefits of the Merger” (on page 48 of the Amendment).

December 22, 2017

9.	In the ninth bullet point, please quantify the reduction in ratios of debt to total capital and net debt to total capital that Lennar considered a benefit to the merger.

RESPONSE:

The expected ratios of debt to total capital and net debt to total capital at November 30, 2019, compared to the expected ratios of debt to total capital and net debt to total capital at November 30, 2017 that had been anticipated by Lennar’s Board (which was before giving effect to the Merger or indebtedness incurred in anticipation of the Merger) has been added to the disclosure under the caption “The Merger” and the subcaptions “Lennar Board Recommendation and its Reasons for Approving the Merger – Expected Benefits of the Merger” (on page 48 of the Amendment).

10.	Please elaborate on the “top tier gross margins” that Lennar expects the combined company to have in the eleventh bullet point.

RESPONSE:

The sentence in the eleventh bullet point that had referred to “top tier gross margins” has been revised to say “The combined company is expected to have the type of above average gross margins that have been consistently achieved by Lennar for a number of years.”

Strategic and Financial Benefits of Merger, page 50

11.	In the fifth bullet point, please quantify the synergies and cost savings that the CalAtlantic board considered as a strategic or financial benefit of the merger.

RESPONSE:

A table summarizing the projected synergies to be derived as a result of the Merger as calculated by CalAtlantic management was added (on page 58 of the Amendment) in the section captioned “Unaudited Prospective Financial Information” and a cross reference to those calculations was added to the fifth bullet point in the section subcaptioned “Strategic and Financial Benefits of the Merger” on page 50 of the Amendment.

Strategic and Financial Benefits of Merger, page 50

12.	Please provide us supplementally with copies of any board books or similar materials provided by J.P. Morgan to the CalAtlantic board in connection with its analysis and opinion.

RESPONSE:

We have been advised that Cravath, Swaine and Moore LLP, counsel to J.P. Morgan, will furnish, via hand delivery under separate cover, a copy of the final presentation materials prepared by J.P. Morgan and shared with CalAtlantic’s board in connection with the delivery of J.P. Morgan’s opinion, dated October 29, 2017, to CalAtlantic’s board. We have been advised that Cravath, Swaine and Moore LLP intends to request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 and related rules. In accordance with those rules, we have been advised that Cravath, Swaine and Moore LLP intends to request that those materials be returned promptly to Cravath, Swaine and Moore LLP following completion of the Staff’s review of them.

December 22, 2017

13.	In the last paragraph on page 57, please elaborate on the “additional incentive fee” that will be determined based on the consideration at closing and that is contingent upon completion of the Merger. Please explain how the amount of the fee will be determined and if possible, quantify the expected amount of the fee or a reasonable range.

RESPONSE:

The disclosure relating to J.P. Morgan’s incentive fee on page 57 of the Amendment has been revised to provide that the total fee payable to J.P. Morgan in connection with the Merger was $40 million, $0.3 million of which became payable to J.P. Morgan for advisory services rendered up until the time J.P. Morgan delivered its opinion, $4.0 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion and the remainder of which is contingent and payable upon the consummation of the proposed Merger. In light of the revised disclosure on the total fee payable, the reference on page 57 of the original Registration Statement regarding the possible payment by CalAtlantic to J.P. Morgan of an additional incentive fee has been removed.

Certain U.S. Federal Income Tax Considerations, page 69

Tax Opinion, page 70

14.	We note your statement that the discussion of tax consequences assumes that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Similar disclosure reflecting this assumption appears in the Q&A on page xiii. Please revise these and similar disclosures to remove reliance on this assumption. Note that in counsel’s tax opinion supporting the description of tax consequences in the filing, it is not appropriate to assume any legal conclusion underlying the opinion. For additional information, please see Section III.C.3 of Staff Legal Bulletin 19.

RESPONSE:

The three places where there had been assumptions that the Merger would qualify as a reorganization under Section 368(a) of the Code have been changed to state that CalAtlantic will receive an opinion from tax counsel concluding that the Merger will qualify as a reorganization and then describe consequences of its qualifying as a merger (on pages xi, 6 and 70 of the Amendment).

15.	We understand that the tax opinion you describe in this section will be given at closing. Please note the requirement to file a tax opinion as an exhibit to the registration statement prior to effectiveness, as required by Item 601(b)(8) of Regulation S-K. If this opinion will be a “short form” opinion, then please revise the disclosure in this section to clearly state that the discussion constitutes counsel’s opinion. Please see Sections III.B and III.D. of Staff Legal Bulletin 19.

RESPONSE:

The tax opinion is being filed with the Amendment as Exhibit 8.1.

December 22, 2017

Unaudited Pro Forma Condensed Combined Financial Statements of Lennar and CalAtlantic, page F-1

16.	On page 92, you disclose that MP CA Homes will be deemed to have made a cash election with regard to the number of its CalAtlantic shares that would cause the cash elections to be made with regard to the maximum number of CalAtlantic shares to the extent that the CalAtlantic stockholders do not elect to receive cash consideration with regard to the maximum cash consideration allowable per the agreement. As such, please clarify whether there can be a scenario whereby, Lennar will not have to pay the $1,162,250,000 in cash. To the extent there is such a scenario, please also expand your disclosures to also include the pro forma impact to equity, the weighted average number of shares outstanding, and pro forma EPS should no CalAtlantic stockholders elect to redeem their shares for cash.

RESPONSE:

There is no circumstance under which Lennar will not pay $1,162,250,000 of the merger consideration in cash. A statement has been added to Note 1 to the Pro Forma Condensed Combined Financial Statements that per share information takes account of the fact that, as a result of cash elections, or a deemed election, CalAtlantic stockholders will receive cash of $48.26 per share, instead of Lennar stock, with regard to 24,083,091 shares of CalAtlantic common stock.

Notes to Pro Forma Condensed Combined Financial Statements, page F-6

Note J. Adjustments to weighted average shares, page F-9

17.	Please revise pro forma Note J to disclose how the adjustment to the basic and diluted common share amounts was determined. In that regard, please reconcile the adjustments made to the Condensed as Adjusted CalAtlantic column to the 85,517,000 shares that is expected to be issued for CalAtlantic shares as a result of the merger as disclosed in your note 6 on page F-15.

RESPONSE:

The requested disclosures have been added to Note J.

Note 5. Pro Forma Senior Notes Offering Adjustments, page F-14

18.	Please more fully disclose how you calculated the amounts of interest expense and capitalized interest adjustments associated with the $1.2 billion of senior notes payable as reflected in your Notes L and M.

RESPONSE:

Note L has been expanded to describe the portion of the interest on the notes during the periods ended August 31, 2017 and November 30, 2016 that would have been capitalized. Note M has been expanded to describe the portion of the interest on the Notes during those periods that would have been charged against earnings as homebuilding cost of sales.

December 22, 2017

Note 6. Preliminary Purchase Price, page F-15

19.	We note your disclosure on page F-1 that “A final determination of the fair value of CalAtlantic’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of CalAtlantic that exist as of the date of completion of the Merger and, therefore, cannot be made prior to the completion of the transaction.” Please tell us whether you anticipate allocating any of the purchase price consideration to specific identifiable intangible assets (e.g. customer lists, contracts acquired, trademarks, etc.). If so, please revise your disclosure to highlight the potential expected intangible assets and expected amortization period. If no amounts are expected to be recognized, please explain why.

RESPONSE:

Lennar does not anticipate allocating a material amount of the purchase price to specific identifiable intangible assets. In particular, it doesn’t anticipate continuing use of the trade name or otherwise benefitting from any material intangible assets of CalAtlantic.

*****

The undersigned, on behalf of Lennar, acknowledges that:

•	Lennar and its management is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Lennar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning anything that is said above or about anything else relating to the Registration Statement, please contact the undersigned by phone at 212-813-8808 or by email at davidbernstein@goodwinlaw.com., or contact Mark Sustana, the General Counsel and Secretary of Lennar, at 305-229-6584 or by email at mark.sustana@lennar.com.

Sincerely,

David W. Bernstein

DWB:

Enclosures

cc:    Mark Sustana